Exhibit 99.6
Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C
Monthly report
for entities admitted
on the basis of commitments
      Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
   Name of entity
Metal Storm Limited

ABN	Month ended (“current Month”)
99 064 270 006	30 September 2011
     Consolidated statement of cash flows
Cash flows related to operating activities

			Current	Year to date
			Month	(9 months)
			$A’000	$A’000

1.1		Receipts from customers	16	705
1.2	Payments for	(a) staff costs	(255)	(2,629)
		(b) advertising and marketing	—	—
		(c) research and development	(5)	(454)
		(d) leased assets	—	—
		(e) other working capital	(109)	(1,651)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	1	7
1.5		Interest and other costs of finance paid	(109)	(324)
1.6		Income taxes paid	—	—
1.7		Other (R&D Tax Concession)	766	766

		Net operating cash flows	268	(3,580)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

		Current	Year to date
		Month	(9 months)
		$A’000	$A’000

1.8	Net operating cash flows (carried forward)	268	(3,580)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	(2)	(88)
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	30
	(e) other non-current assets	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(2)	(58)

1.14	Total operating and investing cash flows	266	(3,638)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	188	2,580
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	500
1.18	Repayment of borrowings	(500)	(502)
1.19	Dividends paid	—	—
1.20	Other	(9)	(96)

	Net financing cash flows	(321)	2,482

	Net increase (decrease) in cash held	(55)	(1,156)

1.21	Cash at beginning of Month/year to date	66	1,167
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of Month	11	11

+	See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current Month
$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	—

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

Directors’ fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	19,043	19,043

3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the Month (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Month $A’000	Previous Month $A’000

4.1	Cash on hand and at bank	11	66

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of Month (item 1.23)	11	66

     Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Brett Farmer	Date: 28 October 2011

(Company secretary)

Print name:	Brett Farmer

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
      Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
   Name of entity
Metal Storm Limited

ABN	Quarter ended (“current quarter”)
99 064 270 006	30 September 2011
     Consolidated statement of cash flows
Cash flows related to operating activities

			Current	Year to date
			quarter	(9 months)
			$A’000	$A’000

1.1		Receipts from customers	18	705

1.2	Payments for	(a) staff costs	(791)	(2,629)
		(b) advertising and marketing	—	—
		(c) research and development	(16)	(454)
		(d) leased assets	—	—
		(e) other working capital	(510)	(1,651)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	1	7
1.5		Interest and other costs of finance paid	(109)	(324)
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	766	766

		Net operating cash flows	(641)	(3,580)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current	Year to date
		quarter	(9 months)
		$A’000	$A’000

1.8	Net operating cash flows (carried forward)	(641)	(3,580)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	1	(88)
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	30
	(e) other non-current assets
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	1	(58)

1.14	Total operating and investing cash flows	(640)	(3,638)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	581	2,580
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	500	500
1.18	Repayment of borrowings	(500)	(502)
1.19	Dividends paid	—	—
1.20	Other	(32)	(96)

	Net financing cash flows	549	2,482

	Net increase (decrease) in cash held	(91)	(1,156)

1.21	Cash at beginning of quarter/year to date	102	1,167
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of quarter	11	11

+	See chapter 19 for defined terms.

Appendix 4C Page 6	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current quarter
$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	—

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

Directors’ fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	19,043	19,043

3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 7

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000

4.1	Cash on hand and at bank	11	102

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of quarter (item 1.23)	11	102

     Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Brett Farmer	Date: 28 October 2011

(Company secretary)

Print name:	Brett Farmer

+ See chapter 19 for defined terms.

Appendix 4C Page 8	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital.
On 22 June 2010, the Company signed an equity line agreement with Dutchess Opportunity Fund II for a total facility of $25 million. The facility allows the Company, at its sole discretion, to draw down up to $200,000 every 5 days. Whilst the Company can issue draw down notices for up to $200,000, in certain circumstances the level of funding received under the Agreement is variable. For example, certain adjustment events, such as the share price trading below the floor price, can reduce the draw down by 1/5 for every day an adjustment event occurs.
On 20 July 2011, the Company was notified its registration for the research and development tax concession had been accepted, which should provide the Company with a tax rebate of between $550k and $650k. The Company also entered into an unsecured loan agreement with Andrew Doyle for $500,000 repayable upon receipt of the tax rebate.
The Company entered into a transaction with a New York-based investment fund in October which provides funds totalling A$900,000 to be received in tranches up to 9 December 2011.
In October, the Company announced a non-renounceable pro rata rights issue of ordinary shares in Metal Storm to shareholders in Australia, New Zealand and Singapore to raise up to approximately A$6.6 million. The offer is not underwritten and provides Shareholders the opportunity to subscribe for one new share in the Company for every share held on the record date of 3 November 2011, at an issue price of $0.003 per New Share.
The results reported in this Appendix 4C were in line with Company expectations.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 9